Exhibit 99.1

Invitation to the Annual General Meeting

Fresenius Medical Care AG & Co. KGaA
Hof an der Saale

ISIN: DE0005785802 // Securities Identification No.: 578580

ISIN: DE000A254VN2 // Securities Identification No.: A254VN

ISIN: US3580291066 // CUSIP: 358029106

We hereby invite our shareholders to the

Annual General Meeting

to be held on Thursday, 27 August 2020, at 10:00 hours Central European Summer Time (CEST).

Against the background of the spread of the coronavirus SARS-CoV-2, the Annual General Meeting will be held as a virtual General Meeting without the physical presence of shareholders or their proxies.

I. AGENDA

1.                                      Presentation of the annual financial statements and consolidated group financial statements each approved by the Supervisory Board, the management reports for Fresenius Medical Care AG & Co. KGaA and the consolidated group, the explanatory report by the General Partner on the information pursuant to sections 289a, 315a of the German Commercial Code (Handelsgesetzbuch — HGB) and the report by the Supervisory Board of Fresenius Medical Care AG & Co. KGaA for fiscal year 2019; resolution on the approval of the annual financial statements of Fresenius Medical Care AG & Co. KGaA for fiscal year 2019

The Supervisory Board approved the annual financial statements and the consolidated group financial statements drawn up by the General Partner according to section 171 German Stock Corporation Act (Aktiengesetz — AktG). According to section 286 (1) AktG, the annual financial statements are to be submitted for approval by the General Meeting; otherwise, the aforementioned documents are to be made available to the General Meeting without requiring a further resolution in this regard.

The General Partner and the Supervisory Board propose that the annual financial statements of Fresenius Medical Care AG & Co. KGaA for fiscal year 2019 as presented, showing a profit of EUR 3,396,526,947.19, be approved.

2.             Resolution on the allocation of distributable profit

The General Partner and the Supervisory Board propose to allocate the distributable profit shown in the annual financial statements in the amount of EUR 3,396,526,947.19 for fiscal year 2019 as follows:

Payment of a dividend of EUR 1.20 for each of the
292,641,774 shares entitled to a dividend	EUR	351,170,128.80

Profit carried forward to new account	EUR	3,045,356,818.39

Distributable profit	EUR	3,396,526,947.19

The proposal on the allocation of distributable profit reflects the 11,795,102 treasury shares that are held by the Company at the time of the convening of the General Meeting and that are not entitled to a dividend pursuant to section 71b AktG. If the number of shares entitled to a dividend for fiscal year 2019 changes until the General Meeting, the General Meeting will be presented with a proposal that will be adjusted accordingly, with an unchanged dividend of EUR 1.20 for each share entitled to a dividend as well as accordingly amended amounts for the dividend sum and the profit carried forward to new account.

The dividend is due on 1 September 2020.

3.                                      Resolution on the approval of the actions of the General Partner for fiscal year 2019

The General Partner and the Supervisory Board propose the approval of the actions of the General Partner of the Company for fiscal year 2019.

4.                                      Resolution on the approval of the actions of the Supervisory Board for fiscal year 2019

The General Partner and the Supervisory Board propose the approval of the actions of the members of the Supervisory Board of the Company for fiscal year 2019.

5.                                      Election of the auditor and consolidated group auditor for fiscal year 2020 as well as the auditor for the potential review of interim financial information

The Supervisory Board — based on the recommendation of its Audit and Corporate Governance Committee (Prüfungs- und Corporate-Governance-Ausschuss) — proposes the election of PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft, Frankfurt am Main,

•                  as auditor and consolidated group auditor for fiscal year 2020,

•                  as auditor for the potential review of interim financial information for fiscal year 2020 prepared after the Annual General Meeting 2020, and

•                  as auditor for the potential review of interim financial information for fiscal year 2021 prepared prior to the Annual General Meeting 2021.

The Audit and Corporate Governance Committee of the Supervisory Board has carried out a selection procedure in accordance with Article 16 of the EU Statutory Audit Regulation (Regulation (EU) No. 537/2014). On the basis of this selection procedure, the Audit and Corporate Governance Committee recommended that the Supervisory Board propose to the General Meeting either PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, or Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft, Eschborn, for election. The Audit and Corporate Governance Committee indicated that it prefers PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft, Frankfurt am Main.

The Audit and Corporate Governance Committee stated that its recommendation is free from undue influence by a third party and that no clause restricting the choice in the meaning of Article 16 (6) of the EU Statutory Audit Regulation (Regulation (EU) No. 537/2014) has been imposed upon it.

6.                                      Resolution on the approval of the compensation system for the members of the Management Board of the General Partner

The German Act Implementing the Second Shareholder Rights Directive (ARUG II) has supplemented the German Stock Corporation Act by, inter alia, the provision of section 120a AktG. Section 120a (1) AktG provides that the General Meeting of listed companies must resolve on the approval of the compensation system for the members of the Management Board, as presented by the Supervisory Board, in each case of a material change, but at least every four years. In accordance with the statutory transitional provisions, the first resolution on the compensation system must be adopted in the Annual General Meeting 2021 at the latest.

The compensation system for the members of the Management Board of the General Partner is intended to be amended with effect as from 1 January 2020 (Compensation System 2020+). Against this background and for the purpose of early shareholder participation, a resolution on the approval of the compensation system, as presented by the Supervisory Board, shall already be passed at the Annual General Meeting 2020.

The Compensation System 2020+ is part of this notice on the convening of the Annual General Meeting and is published and described in detail subsequent to the agenda in Section II.

The Supervisory Board proposes to approve the compensation system for the members of the Management Board of the General Partner (Compensation System 2020+) as submitted to the General Meeting and published in Section II.

7.                                      Resolution on the remuneration of the members of the Supervisory Board and on the amendment of Article 13 and Article 13e (3) of the Articles of Association

The German Act Implementing the Second Shareholder Rights Directive (ARUG II) also led to an amendment of section 113 (3) AktG. Pursuant to Section 113 (3) sentences 1 and 2 AktG as amended by the ARUG II, the General Meeting of listed companies must resolve on the remuneration of Supervisory Board members at least every four years, with a resolution confirming the remuneration being permissible. A corresponding resolution on the remuneration of the Supervisory Board members must be passed at the Annual General Meeting 2021 at the latest. In order to ensure that a corresponding resolution is adopted by the General Meeting as early as possible and in parallel with the compensation system for the members of the Management Board of the General Partner, the resolution of the General Meeting on the remuneration of the members of the Supervisory Board shall already be passed at the Annual General Meeting 2020.

The remuneration of the members of the Supervisory Board shall be amended with effect as from 1 January 2021. Until that date, the existing remuneration regulation shall remain unchanged.

Article 13 of the Company’s Articles of Association so far provides that in addition to fixed remuneration components the members of the Supervisory Board receive a variable remuneration which is determined on the basis of the respective average growth rate of the earnings per share of the Company over a three-year period. In accordance with the corresponding suggestion of the revised German Corporate Governance Code (DCGK) in the version of 16 December 2019, the predominant practice of large listed companies in Germany and the recommendations of voting rights advisors, this variable remuneration component shall be abolished as from 1 January 2021 by a corresponding amendment of Article 13 of the Company’s Articles of Association and, in return, an increase in the fixed remuneration as well as an appropriate adjustment of the remuneration for serving on a committee shall be introduced. Serving in the Nomination Committee shall also be remunerated. Otherwise, the remuneration for the members of the Supervisory Board shall remain unchanged, and Article 13 of the Company’s Articles of Association shall only be revised editorially. Article 13e (3) of the Company’s Articles of Association is to be editorially adjusted to the amendment of Article 13 of the Articles of Association.

The remuneration of the members of the Supervisory Board and the proposed changes are published and described in detail subsequent to the agenda in Section III.

The General Partner and the Supervisory Board propose to resolve as follows:

a) The current remuneration of the members of the Supervisory Board as provided for in Article 13 of the Company’s Articles of Association and as described under Section III. is confirmed.

b) The remuneration of the members of the Supervisory Board effective as from 1 January 2021 and as described in Section III. is approved, and Article 13 and Article 13e (3) of the Company’s Articles of Association are revised as follows:

aa)                    Article 13 of the Company’s Articles of Association is revised as follows:

“Art. 13 Remuneration of Supervisory Board Members

(1)                       The members of the supervisory board shall be reimbursed for the expenses incurred in the exercise of their office, including any statutory value-added tax owed by them.

(2)                       Each member of the supervisory board shall receive a fixed fee of USD 160,000.00 per annum for each full fiscal year, payable in four equal installments at the end of each calendar quarter.

(3)                       The chairman of the supervisory board shall receive additional remuneration in the amount of USD 160,000.00 and his deputy additional remuneration in the amount of USD 80,000.00.

(4)                       As a member of a committee, a supervisory board member shall receive an additional amount of USD 40,000.00 per year. As chairman of a committee, a member of the committee shall in addition receive USD 40,000.00 per year and as deputy chairman an additional USD 20,000.00 respectively, payable in each case in four equal installments at the end of each calendar quarter. For membership in the Joint Committee (Articles 13a et seqq.) as well as in the capacity of the chairman and deputy chairman of this committee, no separate remuneration shall be granted. Article 13e (3) shall remain unaffected.

(5)                       In the event that the general meeting, taking into consideration the respective relevant annual results, resolves a higher remuneration by a three fourths majority of the votes cast, such higher remuneration shall be payable.

(6)                       If a fiscal year is not a complete calendar year, the remuneration relating to a full fiscal year shall be paid on a pro rata temporis basis.

(7)                       To the extent that a member of the supervisory board is at the same time a member of the supervisory board of the General Partner Fresenius Medical Care Management AG and receives remuneration for his services as a member of the supervisory board of Fresenius Medical Care Management AG, the remuneration according to Article 13 (2) will be reduced to half. The same shall apply in relation to additional remuneration of the chairman and his deputy according to Article 13 (3) if such person is, at the same time, the chairman or deputy chairman, respectively, of the supervisory board of Fresenius Medical Care Management AG. If the deputy chairman of the supervisory board of the Company is at the same time chairman of the supervisory board of Fresenius Medical Care Management AG, he shall not receive additional remuneration according to Article 13 (3) for his services as deputy chairman of the supervisory board of the Company.

(8)                       To the extent that a member of a committee is at the same time a member of a supervisory board committee of Fresenius Medical Care Management AG and receives remuneration for his services as a member of such supervisory board committee, this remuneration will be set off against the respective amount of remuneration received pursuant to Article 13 (4) if the committees in both companies have the same type of functions and competences; apart from that, no further set-off or adjustment shall take place.

(9)                       The Company shall pay the remuneration of the supervisory board members subject to statutory deductions.

(10)                The Company shall provide the members of the supervisory board with an insurance protection regarding the fulfillment of their duties as such members of the supervisory board which is subject to an appropriate deductible.”

bb)                    Article 13e (3) sentence 2 of the Company’s Articles of Association is revised as follows:

“Article 13 (1), (9), and (10) of the Articles of Association shall be applied accordingly.”

Otherwise, Article 13e of the Company’s Articles of Association shall remain unchanged.

cc)                      The General Partner is instructed to apply for the registration of the resolved amendments to the Articles of Association in the commercial register no earlier than 1 January 2021.

8.                                      Resolution on the cancellation of the existing authorized capitals, on the creation of new authorized capitals including the possibility of the exclusion of subscription rights as well as on corresponding amendments to Article 4 (3) and (4) of the Articles of Association of the Company

The General Partner was authorized pursuant to Article 4 (3) of the Articles of Association to increase the share capital of the Company with the approval of the Supervisory Board by up to EUR 35,000,000.00 by issuing new bearer ordinary shares for cash on one or more occasions (Authorized Capital 2015/I). The General Partner was further authorized pursuant to Article 4 (4) of the Articles of Association to increase the share capital of the Company with the approval of the Supervisory Board by up to EUR 25,000,000.00 by issuing new bearer ordinary shares for cash and/or contributions in kind on one or more occasions (Authorized Capital 2015/II). These authorizations have each expired on 18 May 2020. The authorizations have not been used. The creation of new authorized capitals is proposed hereinafter in order to continue to enable the Company to increase the share capital in a flexible manner and without further resolution of the General Meeting. The amounts of these new authorized capitals shall be identical to the existing authorized capitals.

The General Partner and the Supervisory Board propose to resolve as follows:

a)                 The Authorized Capital 2015/I in Article 4 (3) of the Articles of Associations shall be canceled by annulling Article 4 (3) of the Articles of Associations in its current form.

b)                 The General Partner shall be authorized until 26 August 2025 to increase the share capital of the Company with the approval of the Supervisory Board by up to a total of EUR 35,000,000.00 (in words: thirty-five million Euros) for cash by issuing new bearer ordinary shares on one or more occasions (Authorized Capital 2020/I). The number of shares must be increased in the same proportion as the share capital. In principle, the shareholders have subscription rights. The new shares can also be obtained by a credit institution or a company operating in accordance with section 53 (1) sentence 1 or section 53b (1) sentence 1 or (7) of the German Banking Act (Kreditwesengesetz — KWG) (financial institution) or a consortium of such credit institutions and/or financial institutions retained by the General Partner with the obligation to offer the shares to the Company’s shareholders for subscription.

However, the General Partner shall be authorized with the approval of the Supervisory Board to exclude the shareholders’ subscription rights in order to eliminate fractional amounts from the subscription right.

The General Partner may only exercise the aforementioned authorization to exclude subscription rights to the extent that the proportional amount of the total shares issued subject to an exclusion of subscription rights exceeds 10 % of the share capital neither at the time of this authorization coming into effect nor at the time of the exercise of this authorization. If, during the period of validity of the Authorized Capital 2020/I until its utilization, other authorizations on the issuance or on the sale of shares of the Company or the issuance of rights which authorize or bind to the subscription of shares of the Company are exercised and the subscription rights are excluded, such subscription rights will be taken into account with regard to the aforementioned limit.

The General Partner shall also be authorized with the approval of the Supervisory Board to determine the further details for the implementation of capital increases from the Authorized Capital 2020/I. Following a total or partial implementation of the increase of the share capital from the Authorized Capital 2020/I, the Supervisory Board shall be authorized to amend the wording of the corresponding provisions of the Articles with respect to the volume of such capital increase.

Article 4 (3) of the Articles is revised as follows:

“The General Partner is authorized until 26 August 2025 to increase the share capital of the Company with the approval of the Supervisory Board by up to a total of

EUR 35,000,000.00 (in words: thirty-five million Euros) for cash by issuing new bearer ordinary shares on one or more occasions (Authorized Capital 2020/I). The number of shares must be increased in the same proportion as the share capital. In principle, the shareholders have subscription rights. The new shares can also be obtained by a credit institution or a company operating in accordance with section 53 (1) sentence 1 or section 53b (1) sentence 1 or (7) KWG (financial institution) or a consortium of such credit institutions and/or financial institutions retained by the General Partner with the obligation to offer the shares to the Company’s shareholders for subscription.

However, the General Partner is authorized with the approval of the Supervisory Board to exclude the shareholders’ subscription rights in order to eliminate fractional amounts from the subscription right.

The General Partner may only exercise the aforementioned authorization to exclude subscription rights to the extent that the proportional amount of the total shares issued subject to an exclusion of subscription rights exceeds 10 % of the share capital neither at the time of this authorization coming into effect nor at the time of the exercise of this authorization. If, during the period of validity of the Authorized Capital 2020/I until its utilization, other authorizations on the issuance or on the sale of shares of the Company or the issuance of rights which authorize or bind to the subscription of shares of the Company are exercised and the subscription rights are excluded, such subscription rights will be taken into account with regard to the aforementioned limit.

The General Partner is also authorized with the approval of the Supervisory Board to determine the further details for the implementation of capital increases from the Authorized Capital 2020/I. Following a total or partial implementation of the increase of the share capital from the Authorized Capital 2020/I, the Supervisory Board is authorized to amend the wording of the corresponding provisions of the Articles with respect to the volume of such capital increase.”

c)                  The Authorized Capital 2015/II in Article 4 (4) of the Articles of Associations shall be canceled by annulling Article 4 (4) of the Articles of Associations in its current form.

d)                 The General Partner shall be authorized until 26 August 2025 to increase the share capital of the Company with the approval of the Supervisory Board by up to a total of EUR 25,000,000.00 (in words: twenty-five million Euros) for cash and/or contributions in kind by issuing new bearer ordinary shares on one or more occasions (Authorized Capital 2020/II). The number of shares must be increased in the same proportion as the share capital. In principle, the shareholders have subscription rights. The new shares can also be obtained by a credit institution or a company operating in accordance with section 53 (1) sentence 1 or section 53b (1) sentence 1 or (7) KWG (financial institution) or a consortium of such credit institutions and/or financial institutions retained by the General Partner with the obligation to offer the shares to the Company’s shareholders for subscription.

However, the General Partner shall be authorized with the approval of the Supervisory Board to exclude the shareholders’ subscription rights in the following cases:

•             in the case of one or more capital increases for contributions in kind for the purpose of acquiring companies, parts of companies, interests in companies or other assets, or

•             in the case of one or more capital increases for cash if the issue price for the shares does not significantly fall below the stock exchange price of the shares already listed and the proportionate amount of the share capital of the Company attributable to the shares issued with exclusion of subscription rights exceeds 10 % of the share capital neither at the time of this authorization coming into effect nor at the time of the use of this authorization. To be set off against this limitation is the proportionate amount of share capital attributable to new shares or treasury shares previously acquired by the Company which are issued or sold during the period of validity of this authorization with exclusion of subscription rights in direct, analogous or corresponding application of section 186 (3) sentence 4 AktG and the proportionate amount of the share capital attributable to shares issued or to be issued to satisfy option or conversion rights or discharge option or conversion obligations from bonds, if the bonds are issued during the period of validity of this authorization with exclusion of subscription rights in analogous application of section 186 (3) sentence 4 AktG.

The General Partner may only exercise the aforementioned authorizations to exclude subscription rights to the extent that the proportional amount of the total shares issued subject to an exclusion of subscription rights exceeds 10 % of the share capital neither at the time of these authorizations coming into effect nor at the time of the exercise of these authorizations. If, during the period of validity of the Authorized Capital 2020/II until its utilization, other authorizations on the issuance or on the sale of shares of the Company or the issuance of rights which authorize or bind to the subscription of shares of the Company are exercised and the subscription rights are excluded, such subscription rights will be taken into account with regard to the aforementioned limit.

The General Partner shall also be authorized with the approval of the Supervisory Board to determine the further details for the implementation of capital increases from the Authorized Capital 2020/II. Following a total or partial implementation of the increase of the share capital from the Authorized Capital 2020/II, the Supervisory Board shall be authorized to amend the wording of the corresponding provisions of the Articles with respect to the volume of such capital increase.

Article 4 (4) of the Articles is revised as follows:

“The General Partner is authorized until 26 August 2025 to increase the share capital of the Company with the approval of the Supervisory Board by up to a total of EUR 25,000,000.00 (in words: twenty-five million Euros) for cash and/or contributions in kind by issuing new bearer ordinary shares on one or more occasions (Authorized Capital 2020/II). The number of shares must be increased in the same proportion as the share capital. In principle, the shareholders have subscription rights. The new shares can also be obtained by a credit institution or a company operating in accordance with section 53 (1) sentence 1 or section 53b (1) sentence 1 or (7) KWG (financial institution) or a consortium of such credit institutions and/or financial institutions retained by the General Partner with the obligation to offer the shares to the Company’s shareholders for subscription.

However, the General Partner is authorized with the approval of the Supervisory Board to exclude the shareholders’ subscription rights in the following cases:

•             in the case of one or more capital increases for contributions in kind for the purpose of acquiring companies, parts of companies, interests in companies or other assets, or

•             in the case of one or more capital increases for cash if the issue price for the shares does not significantly fall below the stock exchange price of the shares already listed and the proportionate amount of the share capital of the Company attributable to the shares issued with exclusion of subscription rights exceeds

10 % of the share capital neither at the time of this authorization coming into effect nor at the time of the use of this authorization. To be set off against this limitation is the proportionate amount of share capital attributable to new shares or treasury shares previously acquired by the Company which are issued or sold during the period of validity of this authorization with exclusion of subscription rights in direct, analogous or corresponding application of section 186 (3) sentence 4 AktG and the proportionate amount of the share capital attributable to shares issued or to be issued to satisfy option or conversion rights or discharge option or conversion obligations from bonds, if the bonds are issued during the period of validity of this authorization with exclusion of subscription rights in analogous application of section 186 (3) sentence 4 AktG.

The General Partner may only exercise the aforementioned authorizations to exclude subscription rights to the extent that the proportional amount of the total shares issued subject to an exclusion of subscription rights exceeds 10 % of the share capital neither at the time of these authorizations coming into effect nor at the time of the exercise of these authorizations. If, during the period of validity of the Authorized Capital 2020/II until its utilization, other authorizations on the issuance or on the sale of shares of the Company or the issuance of rights which authorize or bind to the subscription of shares of the Company are exercised and the subscription rights are excluded, such subscription rights will be taken into account with regard to the aforementioned limit.

The General Partner is also authorized with the approval of the Supervisory Board to determine the further details for the implementation of capital increases from the Authorized Capital 2020/II. Following a total or partial implementation of the increase of the share capital from the Authorized Capital 2020/II, the Supervisory Board is authorized to amend the wording of the corresponding provisions of the Articles with respect to the volume of such capital increase.”

Pursuant to section 278 (3) AktG in connection with sections 203 (2) sentence 2, 186 (4) sentence 2 AktG, the General Partner has submitted a written report on the reasons for the exclusion of subscription rights in certain cases according to the paragraphs b) and d) above. The contents of this report are part of this notice on the convening of the Annual General Meeting and are published under Section IV. below. The report will also be available on the Company’s website under www.freseniusmedicalcare.com/en/agm/ from the time of the convening of the Annual General Meeting.

9.                                      Resolution on the amendment of Article 15 (1) sentence 2 of the Company’s Articles of Association (Alignment with the German Stock Corporation Act as amended by the ARUG II)

Pursuant to Article 15 (1) sentence 1 of the Company’s Articles of Association, only those shareholders are entitled to attend the General Meeting and to exercise the voting right who have registered and provided evidence of their entitlement. Pursuant to Article 15 (1) sentence 2 of the Company’s Articles of Association, evidence of entitlement requires evidence of the shareholding by the depositary institution.

The provision of the German Stock Corporation Act on which Article 15 (1) sentence 2 of the Company’s Articles of Association is based was partially amended by the German Act Implementing the Second Shareholder Rights Directive (ARUG II) for General Meetings convened after 3 September 2020. In particular, section 123 (4) AktG refers to the newly introduced section 67c (3) AktG. As a consequence of this, pursuant to the new legal terminology, evidence of the shareholding must be provided by the so-called “ultimate intermediary” and no longer by the “depositary institution”.

Article 15 (1) sentence 2 of the Company’s Articles of Association shall be amended in order to continue to comply with the corresponding provision of the German Stock Corporation Act.

The General Partner and the Supervisory Board propose to resolve as follows:

a)                 Article 15 (1) sentence 2 of the Company’s Articles of Association shall be revised as follows:

“As evidence of entitlement, evidence of the shareholding by the ultimate intermediary is required.”

Otherwise, Article 15 (1) of the Company’s Articles of Association shall remain unchanged.

b)                 The General Partner is instructed to apply for the registration of the resolved amendment to the Articles of Association in the commercial register no earlier than 3 September 2020.

II. COMPENSATION SYSTEM FOR THE MEMBERS OF THE MANAGEMENT BOARD OF THE GENERAL PARTNER

1.                                     Introduction

Creating a future worth living. For patients. Worldwide. Every day. This vision guides us in our efforts to give our patients around the world a better life by offering them high-quality products and outstanding health care services. Fresenius Medical Care aims to further leverage its expertise as the world’s leading provider of dialysis products and services and to apply this integrated approach as a basis for sustainable, profitable growth. Moreover, Fresenius Medical Care intends to expand its range of medical services in the area of Care Coordination, e.g. in providing pharmacy or vascular services. In an environment of growing patient numbers and changing health care systems, Fresenius Medical Care sees significant potential in providing value-based care — especially in the U.S. This approach focuses on providing holistic medical care and on receiving outcome-based reimbursements. All business activities are designed to enable Fresenius Medical Care to create long-term and sustainable value. As Fresenius Medical Care’s commitment to sustainability, Fresenius Medical Care AG & Co. KGaA (“Company”) launched a global sustainability program.

The compensation system presented herein (“Compensation System 2020+”) makes a significant contribution of promoting the business strategy and the long-term, sustainable development of Fresenius Medical Care. It provides effective incentives for the achievement of the aforementioned strategic goals as well as for the long-term value-creation of the Company, taking into account the interests of patients, shareholders, employees and other stakeholders.

The Company is a partnership limited by shares that itself does not have a management board but rather a general partner, i.e. Fresenius Medical Care Management AG (“General Partner”), which conducts the business of the Company. While the supervisory board of the Company is competent and responsible for the submission of the compensation system to the general meeting of the Company for approval, it is the supervisory board of the General Partner that determines the compensation and the compensation system of the management board of the General Partner (“Management Board”). Therefore, any reference to the “Supervisory Board” in the Compensation System 2020+ relates to the supervisory board of the General Partner.

In order to further incentivize the members of the Management Board to implement Fresenius Medical Care’s long-term strategy in the best possible way, the Supervisory Board developed the Compensation System 2020+ that is based on the following guiding principles:

Guiding principles of the Compensation System 2020+

Link to strategy	The Compensation System 2020+ for the Management Board members promotes the execution of Fresenius Medical Care‘s global strategy.

Alignment with shareholders’ interests

With the aim of achieving sustainable and profitable growth, the Com-pensation System 2020+ is aligned with shareholders’ interests. Feed-back from many investors has been considered in the design of the system.

Simplified structure	The Compensation System 2020+ is more comprehensible and less complex.

Long-term focus	The applied compensation components and the long-term oriented compensation structure promote long-term and sustainable value crea-tion.

Reward financial performance & sustainability	The applied performance targets reflect the Company’s strategy and ensure the Company’s strong commitment towards environmental, so-cial and governance aspects.

Collaboration across operating segments

Both regional and global performance targets are applied for the mem-bers of the Management Board. By measuring predominantly on a global basis, a close collaboration across the Company’s operating segments is promoted.

Good corporate governance	The Compensation System 2020+ is designed to comply with the rec-ommendations set forth in the German Corporate Governance Code in the version dated 16 December 2019.

Best market practice	The design of the Compensation System 2020+ is based on current best market practice.

The Compensation System 2020+ sets out the framework under which the Management Board members can be granted compensation components by the Supervisory Board. It is designed to comply with the requirements set out in the German Stock Corporation Act, as amended by the German Act Implementing the Second Shareholder Rights Directive (ARUG II), as well as the recommendations regarding the compensation system of Management Board members set out in Chapter G of the German Corporate Governance Code in the version dated 16 December 2019.

The Compensation System 2020+ is envisaged to be reflected in the service agreements of the currently appointed Management Board members within a period of two (2) months after the General Meeting of the Company (“General Meeting”) in 2020 and shall become retroactively effective as per 1 January 2020. It shall also be applied to new service agreements for Management Board members.

2.                                     Overview of the Compensation System 2020+

The following illustration shows the compensation components and further design elements of the Compensation System 2020+, which are described in more detail below.

Compensation System 2020+

Fixed components	Variable components

Base salary	Short-Term Incentive	Long-Term Incentive
	(Multiplier: 1.05 times base salary)	(Multiplier: 1.35 times base salary)
	Financial performance targets	Financial performance targets
Fringe benefits	• 20% Revenue • 20% Operating Income • 40% Net Income	• 1/3 Revenue Growth • 1/3 Net Income Growth • 1/3 ROIC
Pension commitment	Non-financial performance target

	• 20% sustainability	Target achievement cap for financial performance targets: 200% Overall proceeds cap incl. share price development: 400%

Target achievement cap: 120%

Maximum compensation amount

Maximum compensation for each Management Board member depending on the function

Further design elements

Share ownership

Malus and clawback

Severance payment cap

2.1                              Fixed Components

The fixed compensation components comprise a base salary, fringe benefits and a pension commitment.

2.2                              Variable Components

The variable compensation components comprise a short-term performance-based compensation component (“Short-Term Incentive” or “STI”) and a long-term performance-based compensation component (“Long-Term Incentive” or “LTI”) that includes a mandatory share ownership element. The target Short-Term Incentive amount equals 105%

(multiplier of 1.05) of the respective Management Board member’s relevant base salary. The grant amount under the Long-Term Incentive equals 135% (multiplier of 1.35) of the respective Management Board member’s relevant base salary.

2.3                              Financial Performance Targets and Sustainability Targets

Fresenius Medical Care aligns all processes in a global organization in a patient-oriented manner, develops innovative products and provides life sustaining treatments. Treating more patients allows to further improve the quality of treatments due to the global exchange of best in class standards. In focusing on our core competencies — operating outpatient facilities, standardizing medical procedures, developing innovative products and coordinating patients efficiently — Fresenius Medical Care can further capture opportunities that go along with a growing patient base. To ensure an appropriate balance between growth and profitability, the Compensation System 2020+ focuses on both dimensions and additionally takes into account environmental, social and governance aspects.

The performance targets, as determined by the Supervisory Board, include financial as well as non-financial performance targets and set targeted incentives for the Management Board members to act in accordance with the aforementioned corporate strategy and support the long-term development of Fresenius Medical Care in the best possible way.

The financial performance targets are derived from key performance indicators that are relevant to the Company and relate to revenue (“Revenue”), operating income (“Operating Income”), net income attributable to the shareholders of the Company (“Net Income”) and return on invested capital (“ROIC”). The non-financial performance target relates to the identified material sustainability areas as defined in the Company’s global sustainability program: patients, anti-bribery and anti-corruption, employees, data privacy and security, human rights, supply chain, environment as well as occupational health and safety.

These performance targets promote both the operating targets and strategic goals of Fresenius Medical Care and reward the success in implementing its global sustainability program by ensuring high quality care for patients, sustainable profitable growth and sustainability. The introduction of a non-financial sustainability target is driven by the Company’s commitment to a responsible and sustainable corporate culture and is designed to meet the increasing requirements of the Company’s shareholders and various other stakeholders.

2.4                              Caps and Maximum Compensation

For the Short-Term Incentive, the target achievement and payout are capped at 120 % of the respective target Short-Term Incentive amount. For the Long-Term Incentive, the target achievement is capped at 200 % for each grant. In addition, the proceeds from each grant of the Long-Term Incentive are capped at 400 % of the grant amount for each grant, thus also capping the opportunity related to the share price development in the respective performance period.

The Compensation System 2020+ further provides for an overall maximum compensation amount for each Management Board member. These maximum compensation amounts limit the payouts and allocations of the total compensation granted to a Management Board member for a fiscal year, irrespective of the dates of the payouts and allocations. The maximum compensation amount for each Management Board member can be below the sum of the potentially achievable payouts and allocations from the individual compensation components granted for a fiscal year.

The maximum compensation amounts are defined based on the currency of the base salary as stated in the respective Management Board member’s service agreement and amount to EUR 12,000,000 or USD 13,433,640 for the Chairman of the Management Board (CEO),

EUR 9,500,000 or USD 10,634,965 for the CEO North America and EUR 7,000,000 or USD 7,836,290 for all other current Management Board functions.

In case new Management Board functions are established, the maximum compensation amounts for the Management Board members having such functions can range between EUR 5,000,000 and EUR 7,000,000 or between USD 5,597,350 and USD 7,836,290.

2.5                              Share Ownership

Share ownership is part of the Compensation System 2020+ in order to further strengthen the alignment of the Management Board members with the interests of the Company’s shareholders. Such share ownership is provided via a mandatory investment in Company shares by the Management Board members as part of the Long-Term Incentive. The Supervisory Board can introduce additional share ownership requirements under the Compensation System 2020+ in the future.

2.6                              No Discretionary Special Payments

Under the Compensation System 2020+, the Supervisory Board is not entitled to grant special payments for outstanding performance to the Management Board members on a discretionary basis (also known as “Ermessenstantieme”).

2.7                              Malus and Clawback

Under the Compensation System 2020+, the Supervisory Board is entitled to withhold or reclaim variable compensation components in cases of conduct or behavior of a member of the Management Board not complying with its duties or internal Company guidelines, considering the characteristics of the individual case. Within this framework the Supervisory Board ensures that contractual provisions are in place determining detailed requirements applying to withholding or reclaiming variable compensation components and setting forth the consequences thereof, including the forfeiture, in full or in part, of all or some variable compensation components.

2.8                              Compensation Offset

Any compensation granted to Management Board members for supervisory board mandates in entities of the Company’s group is offset against the Management Board member’s relevant base salary. Further, the Supervisory Board can resolve to deduct any compensation, in full or in part, granted to Management Board members for any activity in supervisory boards outside of the Company’s group from the respective Management Board member’s base salary.

2.9                              Compensation Structure

The Compensation System 2020+ is focused on the long-term and sustainable corporate development of Fresenius Medical Care. Therefore, variable compensation components are mainly granted on a long-term basis. For this purpose, it is ensured in the Compensation System 2020+ that the grant amount under the Long-Term Incentive exceeds the target Short-Term Incentive amount for each fiscal year.

Under the Long-Term Incentive, performance is measured over a period of at least three years. The compensation under the Long-Term Incentive is accessible to Management Board members only after a period of at least four years; deviations may apply in case of death, full or partial reduction in earnings capacity and other pre-defined leaver events.

The compensation structure of the target total direct compensation for a full fiscal year (base salary as well as the target Short-Term Incentive amount and the grant amount under the Long-Term Incentive, “Target Total Direct Compensation”) are shown in the following illustration:

As shown in the illustration above, the Target Total Direct Compensation for each Management Board member consists of 29 % base salary, 31 % Short-Term Incentive and 40 % Long-Term Incentive. Thus, 71 % of the Target Total Direct Compensation comprises of performance-based variable compensation components. The 40 % share of the Long-Term Incentive (56 % of the variable components) reflects the long-term orientation of the compensation structure.

For the determination of the compensation structure of the total target compensation, fringe benefits and pension commitments are also considered.

Fringe benefits are granted based on the service agreements with the Management Board members and vary for each Management Board member. The amount of fringe benefits for each Management Board member can range between 1 % and 13 % of the respective Target Total Direct Compensation for each fiscal year. This range is derived from the individual fringe benefits granted to each Management Board member in its respective current service agreement as well as from historical data.

Pension commitments can be granted under a defined benefit or a defined contribution scheme to the Management Board members. The amount of the pension service cost can range between 0 % and 25 % of a Management Board member’s respective Target Total Direct Compensation for each fiscal year. The individual pension service cost amount strongly depends, inter alia, on the Management Board member’s relevant base salary and date of birth as well as on actuarial assumptions and is therefore more volatile than the range for fringe benefits. This range for the pension service cost is based on historical actuarial valuations as well as actuarial forecasts.

2.10                       Compensation Levels

When applying the Compensation System 2020+, the Supervisory Board is responsible for determining the total compensation of each Management Board member. In doing so, the Supervisory Board takes the different functions and responsibilities within the Management Board as well as the economic situation of the Company into account. The Supervisory Board further takes into consideration that the total compensation should be appropriate also with respect to relevant market practice and benchmarks, using results of vertical and horizontal compensation reviews and external benchmark data. As a result, the total compensation may differ among the Management Board under adequate consideration of a Management Board member’s function and responsibility as well as of differences in international pay practices. The total compensation granted to a Management Board member also takes into account the best interest of the Company to retain Management Board members and to attract possible new talents for the Management Board. The Supervisory Board will in each case review the resulting compensation levels and structures prior to the beginning of each fiscal year.

3.                                     Process of Determining, Reviewing and Implementing the Compensation System

The Supervisory Board is responsible for determining the compensation of each Management Board member as well as for determining, reviewing and implementing the compensation system for the entire Management Board. The Supervisory Board is supported in this regard by its Human Resources Committee, a committee which is composed of members of the Supervisory Board. The Human Resources Committee is also responsible for the tasks of a compensation committee and makes recommendations to the Supervisory Board. The recommendations of the Human Resources Committee as well as any other matter relating to the individual compensation of the Management Board members and the compensation system are discussed by the Supervisory Board and, as required, resolved upon. Under the Rules of Procedure for the Supervisory Board, the members of the Supervisory Board are under an obligation to disclose any conflicts of interest without undue delay. This duty also applies to the members of the Human Resources Committee. These regulations for the avoidance of conflicts of interests also apply to the process of determining, reviewing and implementing the compensation system for the Management Board members.

The Compensation System 2020+ was developed with the support of external compensation experts. The Supervisory Board may also in the future consult external compensation experts to support it in its determination of the compensation of Management Board members as well as with respect to the determination and review of the compensation system as a whole. Any such compensation expert is independent from the Company, the Management Board as well as the Company’s affiliates. From time to time, any such compensation expert will be replaced in order to ensure an independent compensation review.

In order to assess the appropriateness of the compensation system and the individual compensation of the Management Board members, the Supervisory Board conducts a horizontal review of compensation amounts and structures. The amounts of the Target Total Direct Compensation and the respective components, granted to each member of the Management Board are compared to compensation market data of companies of a comparable sector, country-coverage and size. Additionally, the base salary as well as the target amounts of the variable compensation components of the Management Board members are benchmarked against those of companies of relevant peer groups. These include DAX30 companies as well as U.S. companies with comparable sector and size.

The Supervisory Board also conducts a vertical review with respect to the compensation levels of the Company’s employees when determining the compensation system and the compensation of the Management Board members. For this purpose, the ratios between the average compensation of the Management Board and that of the upper management of the Company’s group in Germany are determined. For the purpose of the determination of the Compensation System 2020+, the upper management of the Company’s group in Germany has been defined as all employees reporting to a Management Board member with a position of Vice President and above. In addition, the ratios between the average compensation of each member of the Management Board, the workforce of the Company’s group in Germany and the entire workforce of the Company’s group are determined and, to the extent practicable, compared to corresponding ratios of companies included in the DAX30. When conducting the vertical review, the Supervisory Board will also take into account the development of compensation levels over time.

Any new compensation system for the Management Board members as resolved and intended to be applied by the Supervisory Board is presented to the General Meeting for approval. The Supervisory Board will regularly review the applied compensation system and, if required and typically upon recommendation by the Human Resources Committee, resolve changes thereto. In case of significant changes and at least every four years, the compensation system is presented to the General Meeting for approval. Should the General Meeting not approve the presented compensation system, such compensation system will be reviewed and presented, at the latest, to the following Annual General Meeting.

4.                                     Compensation Components in Detail

4.1                              Fixed Compensation

The fixed compensation granted to the Management Board members under the Compensation System 2020+ comprises a base salary, fringe benefits and a pension commitment.

4.1.1                    Base Salary

The base salary, which usually is agreed for a full year, is paid in accordance with local customs applicable to the respective member of the Management Board. For Management Board members located in the U.S., the base salary is typically paid in twenty-four (24) bi-weekly installments. For Management Board members located in Germany or Hong Kong, the base salary is typically paid in twelve (12) monthly installments.

4.1.2                    Fringe Benefits

Fringe benefits are granted based on the service agreements with the Management Board members and can include e.g. the private use of company cars, special payments such as school fees, housing, rent and relocation payments, reimbursement of fees for the preparation of tax returns, reimbursement of charges, contributions to pension schemes (other than the pension commitments set out herein), accident, life and health insurance or other insurances as well as tax equalization compensation due to varying tax rates applicable in Germany and, as the case may be, the country in which the Management Board member is personally taxable. Fringe benefits can be of one-time or recurring nature. A maximum amount for fringe benefits for each fiscal year and for each Management Board member is determined via the maximum compensation.

In order to attract qualified candidates for the Management Board, the Supervisory Board may complement the compensation of first-time Management Board members in an appropriate and market-compliant manner in the form of a sign-on bonus e.g. to compensate for forfeited compensation benefits from previous employment relationships. The Supervisory Board may also grant reimbursement of fees, charges and any other costs in connection with or related to any change in the regular place of work of Management Board members.

4.1.3                    Pension Commitments

Management Board members who have been appointed to the Management Board prior to 1 January 2019 may be granted a contractual pension commitment in the form of a defined benefit scheme. Under this defined benefit scheme, pension commitments provide for pension and survivor benefits (Hinterbliebenenversorgung) as of the time of conclusively ending active work or in case of full or partial reduction in earning capacity (Erwerbsminderung). The amount of such benefits is calculated by reference to the amount of the Management Board member’s most recent base salary or, as the case may be, the five (5)-year average of the Management Board member’s most recent base salaries and will increase for each complete year of service by 1.5 percentage points up to a maximum of 45%.

Management Board members that have been or will be appointed to the Management Board on or after 1 January 2019 may be granted a defined contribution pension commitment. Under such defined contribution pension commitment, the respective member of the Management Board receives a defined contribution by the General Partner which determines the future amount of the benefit. After reaching the retirement age under a defined contribution pension commitment, payments can be made as one-time payment, in equal installments or as annuity payments. Under a defined contribution pension commitment, survivor benefits (Hinterbliebenenversorgung) as well as benefits in case of full or partial reduction in earning capacity (Erwerbsminderung) may be provided for.

4.2                              Short-Term Incentive

Under the Compensation System 2020+, the Management Board members are entitled to receive a Short-Term Incentive which may result in a cash payment. The Short-Term Incentive rewards the Management Board members for the Company’s performance in the relevant fiscal year. The Short-Term Incentive is linked to the achievement of three financial and one non-financial performance target, balancing growth, profitability and sustainability aspects.

4.2.1                     Target Amounts

The target Short-Term Incentive amount to be granted to each Management Board member, which is paid out at a target achievement level of 100%, equals 105% (multiplier of 1.05) of the Management Board member’s relevant base salary. In case of appointments to the Management Board during a fiscal year, the amount to be granted to such member can be pro-rated.

4.2.2                    Performance Targets

The Short-Term Incentive is measured based on the achievement of four performance targets: 20 % relate to Revenue, 20 % to Operating Income, 40 % to Net Income and 20 % to the achievement of specific and measurable sustainability criteria.

The financial performance targets reflect key operating figures of the Company and support the Company’s strategy of achieving sustainable and profitable growth. The non-financial performance target underlines the Company’s commitment to implement its global sustainability program.

Performance target	Weight	Rationale and link to strategy
Revenue	20%

The management of our regions is based on Revenue as a key performance indicator. The key to continue growing our Reve-nue is to attract new product customers, new patients and in-crease the number of treatments performed each year as well as delivering in our other healthcare businesses.

Operating Income	20%

Operating Income is the most appropriate measure for evaluating the profitability of the regions and therefore is also a key per-formance indicator. Operating Income reflects the profit contri-bution of the regions as well as the overall profitability of Frese-nius Medical Care.

Net Income	40%	On a group level, Net Income is a key performance indicator used for internal management. Net Income reflects the profita-bility of Fresenius Medical Care.

Sustainability	20%	The sustainability target (relating to different sustainability areas) reflects the Company’s commitment and strategy with respect to environmental, social and governance aspects.

The underlying financial figures of the financial performance targets are at constant currency and may be adjusted for certain effects to ensure comparability of the financial figures with respect to the operational performance, e.g. effects from certain acquisitions and divestments and changes in IFRS accounting standards.

In order to further enhance collaboration across the operating segments and at the same time incentivize the Management Board members with respect to their individual responsibilities, some performance targets are measured at the group level whereas others are measured at the regional level. For Management Board members who are responsible for a particular region, the Revenue and the Operating Income relate to that of the relevant region. For Management Board members with corporate group functions, the Revenue and the Operating Income relate to that of the group. The Net Income target always relates to that of the group. By measuring the performance targets on a regional as well as on a group level, both the financial performance of the individual regions and that of the group is reflected.

The achievement of the sustainability target is measured at the group level to ensure close collaboration across the Company’s operating segments in the field of sustainability. For this purpose, eight (8) material sustainability areas were defined: patients, anti-bribery and anti-corruption, employees, data privacy and security, human rights, supply chain, environment as well as occupational health and safety. The progress in each sustainability area is measured by the degree of implementation of pre-defined management concepts that include purpose, goals and objectives, responsibility and ownership, coverage, reporting and communication, results and progress as well as policy, guideline and training. At least for the years 2020 to 2022, the progress in the respective sustainability areas will be determined by an external auditor.

4.2.3                    Performance Target Setting and Determination of Target Achievement

Prior to the beginning of the relevant fiscal year, the Supervisory Board defines the target values of the underlying financial figures for each financial performance target that lead to a target achievement of 0% (lower threshold), 50%, 100 % and 120% (cap). In setting the target values the Supervisory Board considers the market and competitive environment, the budget and the strategic growth targets. To the extent this requires the consideration of financial figures that are unknown at that point in time, the Supervisory Board prior to the beginning of such fiscal year determines the methodology to be applied once such figures are available.

For the sustainability target the Supervisory Board has already in 2019, as part of the Company’s global sustainability program, defined the target values and the methodology on how to measure the respective target achievement for the fiscal years 2020, 2021 and 2022. The target achievement for each fiscal year is assessed by measuring the progress and success in all defined sustainability areas based on a tracking and calculation model that is audited by an external auditor.

For the target setting of the sustainability target for the fiscal years beyond 2022, the Supervisory Board will define the sustainability target, including the metrics as well as the methodology as to how the target values and target achievement will be determined, prior to the beginning of the fiscal year 2023.

After the one (1)-year performance period of the Short-Term Incentive has lapsed, the Supervisory Board determines whether and to what extent the performance targets have been achieved. The following applies for each performance target: If the lower target value is not exceeded, a target achievement of 0 % applies. If the upper target value is exceeded, a target achievement of 120% (cap) applies. If the actual financial figures are between the respective target values for a target achievement of 0 % and 50%, 50 % and 100 % or 100 % and 120%, the target achievement is determined by linear interpolation.

The degree of the overall target achievement is determined by the weighted arithmetic mean of the target achievement of each performance target. Multiplying the degree of the respective overall target achievement with the target Short-Term Incentive amounts results in the final Short-Term Incentive amount. Subject to the approval by the Supervisory Board, the final Short-Term Incentive amount is paid to the respective Management Board member in cash. Since the overall target achievement is capped at 120%, the final Short-Term Incentive amount is also capped at 120 % of the respective target Short-Term Incentive amount. When determining the degree of the target achievement, the Supervisory Board — in accordance with the corresponding recommendation of the German Corporate Governance Code in the version dated 16 December 2019 — may take into consideration that certain extraordinary commercial, tax or similar impacts are not related to the performance of the Management Board member. In the extraordinary case the Supervisory Board resolves to make use hereof, the rationale will be adequately explained and disclosed.

Detailed information on the applied target values and the performance target achievements will be disclosed ex-post in the compensation report for each fiscal year.

4.3                              Long-Term Incentive

Under the Compensation System 2020+, the Management Board members are entitled to receive a Long-Term Incentive in the form of so-called “Performance Shares” with a performance period of at least three (3) years. Performance Shares are non-equity, cash-settled virtual compensation instruments. Any proceeds from Performance Shares are subject to the achievement of three equally weighted performance targets and further depend on the development of the stock exchange price of the shares of the Company. The proceeds from the Performance Shares are subject to a mandatory investment in shares of the Company with a holding period of at least one (1) year. For this purpose, shares of the Company are purchased for the account of the respective Management Board member. The proceeds from the Long-Term Incentive is therefore not accessible to the Management Board members prior to the lapse of a period of at least four (4) years.

4.3.1                    Target Amounts

The grant amount under the Long-Term Incentive for each member of the Management Board is defined by the Supervisory Board by applying a multiplier to the relevant base salary, such grant amount equaling 135% (multiplier of 1.35) of the relevant base salary. In case of appointments to the Management Board during a fiscal year, the amount to be granted to such member can be pro-rated.

In order to determine the number of Performance Shares to be granted to the respective Management Board member, the respective grant amount is divided by the value per Performance Share determined in accordance with IFRS 2 and considering the average share price of the shares of the Company over a period of 30 (thirty) calendar days prior to each respective grant date. The number of Performance Shares to vest for each member of the Management Board depends on the achievement of pre-defined performance targets that are determined by the Supervisory Board prior to the beginning of the respective performance period.

4.3.2                    Performance Targets

The Long-Term Incentive is measured based on the achievement of three equally weighted financial performance targets: Revenue growth (“Revenue Growth”), Net Income growth (“Net Income Growth”) and ROIC. In order to achieve long-term profitable growth, these performance targets have been chosen as they reflect the Company’s strategic priorities of increasing the business activities and at the same time ensuring a certain level of return of the Company’s investments.

The performance targets under the Long-Term Incentive form part of the Company’s key operating figures and support the execution of the Company’s long-term strategy.

Performance target	Weight	Rationale and link to strategy
Revenue Growth	1/3

The key to continue growing our Revenue is to attract new product customers, new patients and increase the number of treatments performed each year as well as delivering in our other healthcare businesses. Revenue Growth also reflects the continuous importance of growth for the long-term success of the group.

Net Income Growth	1/3	On a group level, percentage growth in Net Income is a key performance indicator used for internal management. Net Income Growth reflects the long-term profitability of the group.

ROIC	1/3	ROIC is a profitability measure and expresses how efficiently capital under our control is allocated in the long-term or how well our capital with regard to a specific investment project is employed.

Revenue Growth and Net Income Growth are at constant currency. The underlying financial figures of the financial performance targets may be adjusted for certain effects to ensure comparability of the financial figures with respect to the operational performance, e.g. effects from certain acquisitions and divestments and changes in IFRS accounting standards.

4.3.3                    Performance Target Setting and Determination of Target Achievement

Prior to the beginning of the respective performance period of each grant, the Supervisory Board defines target values for each performance target that lead to a target achievement of 0% (lower threshold), 100 % and 200% (cap). In setting the target values the Supervisory Board considers the strategic growth targets and the market and competitive environment. To the extent this requires the consideration of financial figures that are unknown at that point in time, the Supervisory Board determines prior to the beginning of the fiscal year the methodology to be applied once such figures are available.

The following applies for each performance target: If the lower target value is not exceeded, a target achievement of 0 % applies. If the upper target value is exceeded, a target achievement of 200% (cap) applies. If the actual financial figures are between the respective target values for a target achievement of 0 % and 100 % or 100 % and 200%, the target achievement is determined by linear interpolation.

The achievement of each performance target is determined annually. Thereby, the three performance targets are weighted equally to determine the yearly target achievement. At the end of the performance period, the Supervisory Board determines the overall target achievement for each grant of the Long-Term Incentive by taking the average of the yearly target achievements of the respective performance period.

Based on the overall target achievement, the number of Performance Shares to vest is determined for each member of the Management Board. Such number of Performance Shares to vest may increase or decrease over the performance period. A total loss as well as (at most) doubling of the granted Performance Shares (200 % target achievement cap) is possible. After the final determination of the overall target achievement, the number of vested Performance Shares is multiplied with the last 30 (thirty) calendar days’ average price of the shares of the Company prior to each respective vesting date to calculate a corresponding cash amount as proceeds from the vested Performance Shares. The overall proceeds from a Performance Share are capped at 400 % of the respective grant amount.

When determining the degree of the overall target achievement, the Supervisory Board — in accordance with the corresponding recommendation of the German Corporate Governance Code in the version dated 16 December 2019 — may take into consideration that certain extraordinary commercial, tax or similar impacts are not related to the performance of the Management Board member. In the extraordinary case the Supervisory Board resolves to make use hereof, the rationale will be adequately explained and disclosed.

Detailed information on the applied target values and the performance target achievements will be disclosed ex-post in the compensation report for each fiscal year.

4.4                              Investment in Shares of the Company

The proceeds from the vested Performance Shares (after applicable payroll withholding taxes, contributions and other expenses) are not paid out to the respective Management Board member but transferred to a credit institution which is instructed by the General Partner to use such amount to purchase shares of the Company for the account of the respective Management Board member. The shares of the Company that are acquired as part of this process are subject to a mandatory holding period of at least one (1) year following the respective purchase date, and the member of the Management Board only has access to such shares upon lapse of the mandatory holding period.

The Supervisory Board can introduce additional share ownership requirements under the Compensation System 2020+ in the future.

5.                                     Maximum Compensation

The maximum compensation amounts are defined based on the currency of the base salary as stated in the respective Management Board member’s service agreement and, as the case may be, amount to EUR 12,000,000 or USD 13,433,640 for the Chairman of the Management Board (CEO), EUR 9,500,000 or USD 10,634,965 for the CEO North America and EUR 7,000,000 or USD 7,836,290 for all other current Management Board functions.

In case new Management Board functions are established, the maximum compensation amounts for the Management Board members having such functions can range between EUR 5,000,000 and EUR 7,000,000 or between USD 5,597,350 and USD 7,836,290.

The maximum compensation amounts consider all compensation components granted to a Management Board member during a respective fiscal year, irrespective of the date the Management Board member is entitled to receive payouts and allocations from such compensation components.

The maximum compensation amount for each Management Board member can be below the sum of the potentially achievable payouts and allocations from the individual compensation components granted for a fiscal year.

In case the payouts and allocations to be received exceed the maximum compensation amount of a Management Board member, the proceeds of the Long-Term Incentive are reduced accordingly until the maximum compensation amount is not exceeded.

6.                                     Commitments to Management Board members in the Event of Termination

The Supervisory Board may determine leaver rules for any compensation component with respect to the end of a Management Board member’s employment relationship with the General Partner or the end of the appointment of a Management Board member to the Management Board for any termination reason. This includes cases like retirement or full or partial reduction in earning capacity, death, ordinary termination of the service agreement or termination of the service agreement for good cause, revocation of the appointment for good cause, transfer of a service agreement to the major shareholder of the Company or to an affiliated company of the Company’s major shareholder, or the end of the General Partner exercising the function of the Company’s general partner. For any such instance the Supervisory Board may in advance determine the requirements applying to the payment or forfeiture of all or some compensation components, in full or in part, prematurely or deferred, to the member of the Management Board or, in case of death, to the heirs of the respective member of the Management Board. In any event, payment of variable compensation components can only be made in accordance with the targets and comparison parameters as well as the due dates or holding periods stipulated in the respective plan terms as referenced in the service agreements or agreed to in the service agreements with the respective Management Board members.

The Supervisory Board concludes service agreements with Management Board members providing for a severance payment cap. Under such severance payment cap, payments in connection with an early termination of a Management Board appointment may not exceed the value of two (2) years’ compensation and may not compensate more than the remaining term of the relevant service agreement. For the calculation of the relevant annual compensation, only non-performance-based compensation components may be applied. If there is good cause for the termination of the service agreement, no severance payments are made.

The Supervisory Board may agree to a post-employment non-competition covenant (nachvertragliches Wettbewerbsverbot) for a period of up to two (2) years with Management Board members. If such post-employment non-competition covenant becomes applicable, the Management Board members may receive compensation amounting to up to half of their relevant base salary for each year of the respective application of the post-employment non-competition. Any payments under a post-employment non-competition covenant are to be offset against any severance payments.

The service agreements of the Management Board members shall not contain provisions that are triggered by a change of control.

7.                                     Compensation System in Case of Special and Extraordinary circumstances

In special and extraordinary circumstances (such as a severe financial or economic crisis), the Supervisory Board has the right to temporarily deviate in accordance with section 87a (2) sentence 2 of the German Stock Corporation Act from the Compensation System 2020+ and amend the regulations concerning the compensation structure and the individual compensation components as well as the regulations governing the respective procedures if this is necessary in the interest of the Company’s long-term well-being. Unfavorable market developments are not considered special and extraordinary circumstances allowing for a deviation from the Compensation System 2020+.

III. REMUNERATION FOR THE MEMBERS OF THE SUPERVISORY BOARD

The Supervisory Board of Fresenius Medical Care AG & Co. KGaA (the “Supervisory Board”) advises and monitors the management by the General Partner and performs the tasks assigned to it by law and the Articles of Association. The Supervisory Board is involved in the strategy and planning and in all matters of fundamental importance to the Company. In view of these tasks which carry a high degree of responsibility, the members of the Supervisory Board shall receive an appropriate remuneration, which also takes into account the time required for the Supervisory Board office. In addition, Supervisory Board remuneration that is also appropriate with respect to the market environment ensures that the Company will continue to have qualified candidates for the Supervisory Board in the future. Thus, the appropriate remuneration of the Supervisory Board members contributes to the promotion of the business strategy and the long-term development of Fresenius Medical Care AG & Co. KGaA.

This standard is met by both the remuneration of Supervisory Board members as currently provided for in Article 13 of the Articles of Association of Fresenius Medical Care AG & Co. KGaA (the “Articles of Association”) as well as the further developed remuneration proposed for resolution to the Company’s Annual General Meeting 2020 under agenda item 7 by a respective amendment of Article 13 of the Articles of Association and which shall apply as from 1 January 2021.

Compared with the current regime, the main amendment of the remuneration for the Supervisory Board proposed under agenda item 7 is that under the new remuneration regime only fixed remuneration components shall be paid in future. The variable remuneration component currently provided for in Article 13 (4) of the Articles of Association shall be abolished. In 2011 a variable remuneration component for the members of the Supervisory Board was introduced. This was done with regard to the recommendation in the version of the German Corporate Governance Code (GCGC) applying at that time, according to which the Supervisory Board should receive performance-based remuneration in addition to fixed remuneration.

The revised version of the GCGC dated 16 December 2019 now suggests in G.18 sentence 1 that the remuneration of the Supervisory Board should consist of a fixed remuneration. Remunerating Supervisory Board members only on the basis of a fixed remuneration also meets the expectations of numerous investors and voting rights advisors. The Company believes that the conversion to an exclusively fixed remuneration of the Supervisory

Board is also suitable to take even greater account of the independent advisory and control capacity of the Supervisory Board.

1.                                      Composition of the remuneration

The remuneration of the members of the Supervisory Board is based on Article 13 of the Articles of Association. Both in accordance with the current provisions of the Articles of Association and in accordance with the revised version of Article 13 of the Articles of Association as proposed to the Annual General Meeting 2020 under agenda item 7, the members of the Supervisory Board receive a fixed remuneration, fringe benefits (comprising reimbursements and insurance coverage) and, if they serve in committees of the Supervisory Board, remuneration for these committee activities. According to the current regime, the members of the Supervisory Board also receive variable performance-based remuneration; this shall be abolished with effect as from 1 January 2021.

a)                                     Remuneration for the membership in the Supervisory Board

aa)                              Current regime

(1)                                 Fixed remuneration

Currently, the members of the Supervisory Board receive on the one hand a fixed remuneration in the amount of USD 88,000.00 per annum for each full fiscal year, payable in four equal installments at the end of each calendar quarter. The Chairman of the Supervisory Board receives additional remuneration in the amount of USD 88,000.00 and his deputy additional remuneration in the amount of USD 44,000.00. If a fiscal year is not a full calendar year, the remuneration relating to a full fiscal year shall be paid on a pro rata temporis basis.

(2)                                 Variable performance-based remuneration

Currently, each member of the Supervisory Board also receives a variable performance-based remuneration for each full fiscal year pursuant to Article 13 (4) of the Articles of Association, which is based upon the respective average growth of earnings per share of the Company (EPS) during the period of the last three (3) fiscal years prior to the payment date. The amount of this variable remuneration component is determined by the following formula:

3-year average EPS growth (as %)	Amount of variable remuneration (in USD)
8.00-8.99	60,000.00
9.00-9.99	70,000.00
> 10.00	80,000.00

If the thresholds for the aforementioned three percentage margins are reached, the respective variable remuneration amounts are earned to their full extent, i.e. within these margins there is no pro rata remuneration (e.g. 8.00% = USD 60,000.00; 8.99% = USD 60,000.00).

In any case, the variable remuneration component pursuant to Article 13 (4) of the Articles of Association is capped at the maximum amount of USD 80,000.00 per annum. Reciprocally, the members of the Supervisory Board are only entitled to the variable remuneration component if the 3-year average EPS growth of at least 8.00 % is reached.

The variable remuneration component is in principle disbursed on a yearly basis, namely following approval (Feststellung) of the Company’s annual financial statements at the end of the calendar quarter in which the Company’s annual financial statements are approved. If a fiscal year is not a full calendar year, the remuneration relating to a full fiscal year shall be paid on a pro rata temporis basis.

bb)                              Regime as from 1 January 2021

With effect as from 1 January 2021, the remuneration of the Supervisory Board shall no longer include a variable remuneration component. As a compensation for this and in view of the remuneration provision introduced at the Annual General Meeting in 2016, which has remained unchanged since then, the fixed remuneration of the members of the Supervisory Board shall be increased in view of the considerable increase in the scope of monitoring and advisory tasks. Each member of the Supervisory Board shall receive USD 160,000.00 annually. The Chairman of the Supervisory Board shall receive an additional remuneration in the amount of USD 160,000.00 and the Deputy Chairman shall receive an additional remuneration in the amount of USD 80,000.00 per year. As per the current regime, the remuneration relating to a full fiscal year shall be paid on a pro rata temporis basis if a fiscal year is not a full calendar year.

b)                                     Remuneration for serving on a committee of the Supervisory Board

aa)                              Current regime

The members of the Supervisory Board who serve on a committee of the Supervisory Board receive an additional amount of USD 44,000.00 per year. As Chairman of a committee, a member of the committee shall in addition receive USD 22,000.00 per year and as Deputy Chairman an additional USD 11,000.00 respectively, payable in each case in four equal installments at the end of each calendar quarter. For memberships in the Nomination Committee and in the Joint Committee pursuant to Articles 13a et seqq. of the Articles of Association as well as in the capacity of their respective Chairmen and Deputy Chairmen, no separate remuneration shall be granted. Article 13e (3), according to which the members of the Joint Committee receive an attendance fee of USD 3,500.00, remains unaffected. If a fiscal year is not a full calendar year, the remuneration relating to a full fiscal year shall be paid on a pro rata temporis basis.

bb)                              Regime as from 1 January 2021

In view of the proposed abolition of the variable remuneration component and of the considerable increase in the scope of monitoring and advisory tasks since the introduction of the current remuneration provision, the remuneration for serving on a committee of the Supervisory Board shall also be appropriately adjusted as from 1 January 2021. As a member of a committee, a member of the Supervisory Board shall receive an additional annual payment of USD 40,000.00. In addition, as Chairman or Vice Chairman of a committee, a committee member shall receive USD 40,000.00 or USD 20,000.00 annually. In view of the considerable amount of work and time required for the selection of suitable candidates, membership in the Nomination Committee (as well as activity as Chairman or Deputy Chairman) shall also be remunerated in the same way. The regulations for the Joint Committee pursuant to Articles 13a et seqq. of the Articles of Association described in lit. aa) shall remain unchanged also in the future. As per the current regime, the remuneration relating to a full fiscal year shall be paid on a pro rata temporis basis if a fiscal year is not a full calendar year.

c)                                      Set-off of remuneration for simultaneous seats on the Supervisory Board of the General Partner or its committees

aa)                              Current regime

Article 13 (8) and (9) of the Articles of Association provides for a set-off of remuneration payments in the event of simultaneous seats on the supervisory board of the Company’s General Partner, Fresenius Medical Care Management AG, or its committees.

To the extent that a member of the Supervisory Board of the Company is at the same time a member of the supervisory board of Fresenius Medical Care Management AG and receives remuneration for his services as a member of the supervisory board of Fresenius Medical Care Management AG, the fixed remuneration, including the additional remuneration for the Chairman and the Deputy Chairman, if they are at the same time Chairman or Deputy Chairman in the supervisory board of Fresenius Medical Care Management AG, and the variable performance-based remuneration are each reduced to half. If the Deputy Chairman of the Supervisory Board is at the same time Chairman of the supervisory board of Fresenius Medical Care Management AG, he shall not receive additional remuneration for his services as Deputy Chairman of the Supervisory Board.

To the extent that a member of a committee of the Supervisory Board is at the same time a member of a supervisory board committee of Fresenius Medical Care Management AG and receives remuneration for his services as a member of such supervisory board committee, this remuneration will be set off against the respective amount of remuneration received for services in committees of the Supervisory Board, if the committees in both companies have the same functions and competences; apart from that, no further set-off or adjustment shall take place.

bb)                              Regime as from 1 January 2021

The remuneration proposed to the Annual General Meeting 2020 under agenda item 7 provides that the current regulations on the set-off of remuneration for simultaneous seats on the Supervisory Board of Fresenius Medical Care Management AG or its committees are essentially retained. In the future, however, set-off is to be effected even if the committees in both companies merely have the same type of functions and competences. The provision according to which the variable remuneration is also reduced to half in the event of dual positions will be abolished without replacement due to the abolition of the variable remuneration of the members of the Supervisory Board.

d)                                     Fringe benefits (reimbursements and insurance coverage)

Furthermore, members of the Supervisory Board are currently reimbursed for the expenses incurred in the exercise of their office, including any statutory value-added tax owed by them. In addition, the Company shall provide the members of the Supervisory Board with an insurance coverage regarding the fulfillment of their duties as such members of the Supervisory Board which is subject to an appropriate deductible. These regulations shall continue to apply with minor editorial changes in the future.

e)                                      Ratio of fixed and variable remuneration components

aa)                              Current regime

In the event of an entitlement to variable performance-based remuneration, the relative proportion of the fixed remuneration is between 59.5 % and 52.4 % and the proportion of variable performance-related remuneration is correspondingly between 40.5 % and 47.6 % of the compensation, depending on the relevant 3-year average growth in EPS (in %) as described in lit. a) aa) (2). These ratios may change in favor of the relative proportion of the fixed remuneration in case of a function as Chairman or Deputy Chairman of the Supervisory Board or a service in committees of the Supervisory Board of the Company in accordance with the descriptions in lit. a) aa) and lit. b) aa). If there is no entitlement to variable performance-related remuneration, the relative proportion of the fixed remuneration is 100%.

bb)                              Regime as from 1 January 2021

Under the proposed regime applying from 1 January 2021, the relative proportion of the fixed remuneration will always be 100%.

2.                                      Procedure for determining, implementing and reviewing the remuneration of the Supervisory Board

No remuneration-related legal transactions within the meaning of section 87a (1) sentence 2 no. 8 AktG were concluded with the members of the Supervisory Board. Since the remuneration of the members of the Supervisory Board is based on the provisions of the Articles of Association resolved by the General Meeting, the remuneration and employment conditions of the employees were not taken into account when determining the remuneration of the members of the Supervisory Board.

A resolution on the remuneration of the members of the Supervisory Board of the Company is adopted by the General Meeting at least every four years, based on a proposal by the

General Partner and the Supervisory Board. To the extent that this resolution concerns the confirmation of the remuneration of the Supervisory Board, a majority of the votes cast is sufficient for the resolution. If the resolution is intended to amend the remuneration, this resolution requires a simultaneous amendment of the corresponding provisions of the Articles of Association; unless the Articles of Association of the Company stipulate a different capital majority, a majority of three quarters of the share capital represented at the General Meeting when adopting the resolution is required for this purpose.

Prior to the proposal to the General Meeting, the General Partner and the Supervisory Board generally on the basis of public information and information available to experts, in particular comparative studies, and, if necessary, with the help of external remuneration consultants review the remuneration of the members of the Supervisory Board. In the event that the General Meeting, taking into consideration the respective relevant annual results, resolves a higher remuneration by a three fourths majority of the votes cast, such higher remuneration shall be payable.

IV. WRITTEN REPORT OF THE GENERAL PARTNER ON AGENDA ITEM 8

Pursuant to section 278 (3) AktG in connection with sections 203 (2) sentence 2, 186 (4) sentence 2 AktG, the General Partner hereinafter reports on the reasons for which it shall be authorized in certain cases to exclude the shareholders’ subscription rights when making use of the authorized capitals proposed for resolution under agenda item 8:

The General Partner was authorized pursuant to Article 4 (3) and Article 4 (4) of the Articles of Association to increase the Company’s share capital with the approval of the Supervisory Board by up to EUR 35,000,000.00 by issuing new bearer ordinary shares for cash (Authorized Capital 2015/I) and up to EUR 25,000,000.00 by issuing new bearer ordinary shares for cash and/or contributions in kind (Authorized Capital 2015/II). These authorizations have each expired on 18 May 2020. The authorizations have not been used. To ensure that the Company will be able to satisfy future financial requirements arising in connection with the implementation of strategic decisions in a quick and adequately flexible manner and with the approval of the Supervisory Board, i.e. without a time-consuming new resolution in a General Meeting, new authorized capitals are proposed under agenda item 8. The amounts of these new authorized capitals shall be identical to the existing authorized capitals.

In total, new authorized capitals of up to EUR 60,000,000.00 shall be created. The Authorized Capital 2020/I shall authorize the General Partner until 26 August 2025 to increase the share capital of the Company with the approval of the Supervisory Board by up to a total of EUR 35,000,000.00 for cash by issuing new bearer ordinary shares on one or more occasions. The Authorized Capital 2020/II shall authorize the General Partner until 26 August 2025 to increase the share capital of the Company with the approval of the Supervisory Board by up to a total of EUR 25,000,000.00 for cash and/or contributions in kind by issuing new bearer ordinary shares on one or more occasions.

If the General Partner exercises the authorizations proposed for resolution under agenda item 8 b) and d) during their term, the shareholders have, in principle, subscription rights. In the following cases, however, the General Partner shall be authorized pursuant to these authorizations to exclude the subscription rights with the approval of the Supervisory Board:

A.            Under the Authorized Capital 2020/I as proposed for resolution under agenda item 8 b), the General Partner shall be authorized to exclude with the approval of the Supervisory Board fractional amounts from the shareholders’ subscription rights. Fractional amounts can follow from the issuing volume and the determination of a practicable subscription ratio. The exclusion of subscription rights for fractional amounts under the Authorized Capital 2020/I enables the utilization of the proposed authorization in round amounts while maintaining an even subscription rights ratio. This facilitates the processing of the subscription rights. The exclusion therefore enhances practicability of the capital increase and facilitates the processing of the issuing of shares. Also, the value of fractional amounts per shareholder is usually small. In contrast, the effort necessary for the issuance of shares without excluding subscription rights for fractional amounts is significantly higher. The shares excluded from shareholders’ subscription rights as free fractional amounts will be utilized in the best possible way for the Company, either by disposal on the stock exchange or in another way. Since the exclusion of subscription rights under the authorization proposed for resolution under agenda item 8 b) is restricted to fractional amounts, a potential disadvantageous dilutive effect for shareholders resulting from an exclusion of subscription rights is small. The Management Board of the General Partner therefore considers the exclusion of subscription rights under the Authorized Capital 2020/I to the extent described necessary, appropriate, adequate and, weighting the interests of the Company against the interests of shareholders, materially justified.

The General Partner may only exercise the aforementioned authorizations to exclude subscription rights with regard to the Authorized Capital 2020/I to the extent that the proportional amount of the total shares issued under exclusion of subscription rights exceeds 10 % of the share capital neither at the time of this authorization coming into effect nor at the time of the exercise of this authorization. If, during the period of validity of the Authorized Capital 2020/I until its utilization, other authorizations on the issue or on the sale of shares of the Company or the issue of rights which authorize or bind to the subscription of shares of the Company are exercised and the subscription rights are excluded, such subscription rights will be taken into account with regard to the aforementioned 10 % limit.

B.            With regard to the Authorized Capital 2020/II as proposed for resolution under agenda item 8 d), the General Partner shall on the one hand be authorized to exclude the shareholders’ subscription rights with the approval of the Supervisory Board in the case of capital increases for contributions in kind. This authorization to exclude subscription rights shall allow for the acquisition of companies, parts of companies, interests in companies or other assets in return for granting the Company’s shares. To remain competitive especially in an international perspective, the Company must in the interest of its shareholders at any time be in a position to act quickly and flexibly on the international markets. In particular, this includes the option to acquire companies, parts of companies, interests in companies or other assets to improve the Company’s position. It can be of great interest to sellers of attractive targets to (also) be able to acquire shares of the acquiring company instead of cash. At the same time, the acquisition of such targets against the Company’s shares preserves the Company’s funds without affecting the Company’s debt/equity ratio. Therefore, the Company shall also be enabled to grant shares as consideration in kind since the aforementioned acquisition opportunities usually only exist for a short time and for this reason the necessary issuance of new shares cannot be resolved upon by a General Meeting that would need to be convened first to be able to conduct an ordinary capital increase. Corresponding to the existing Authorized Capital 2015/II, the proposed authorization to exclude subscription rights preserves the necessary flexibility for the Company to quickly and flexibly avail itself of opportunities to acquire companies, parts of companies, interests in companies and other assets. The exclusion of subscription rights leads to a relative reduction of the proportionate interest ratio as well as the proportionate voting ratio for existing shareholders. Should, however, subscription rights be granted, the acquisition of companies, parts of companies, interests in companies or other assets in return for shares would not be possible and the advantages for the Company and the shareholders as described above would therefore not be achievable. The financial interests of the Company’s shareholders in the case of capital increases against contributions in kind are, however, protected by the General Partner’s legal obligation to issue the new shares at an issue price that is adequate to the proportionate value of the contribution in kind.

On the other hand, the management shall in the case of capital increases for cash from the Authorized Capital 2020/II be authorized to exclude subscription rights pursuant to section 278 (3) AktG in connection with sections 203 (1) sentence 1, 203 (2), 186 (3) sentence 4 AktG if the new shares are issued at a price which does not fall significantly below the stock exchange price of shares of the Company already issued at the time of the final determination of the issue price and the proportionate amount attributable in total to the issued shares exceeds 10 % of the share capital existing on the first exercise of the authorization neither at the time of the coming into effect nor at the time of the first exercise of the authorization.

The possibility to exclude subscription rights in analogous application of section 186 (3) sentence 4 AktG enables the Company to use favorable stock exchange conditions effectively and close to the current stock exchange price at the relevant time and to achieve the highest issue price possible and a substantial strengthening of the equity funds by fixing the issue price close to the market. The authorization therefore allows the Company to cover any capital requirements even at short notice and to use the corresponding stock exchange price of the Company’s shares to strengthen its equity funds. By avoiding a time-consuming and expensive processing of subscription rights, the equity capital requirements can be covered within a very short time from short-term market opportunities and additional new shareholder groups can be acquired at home and abroad. The flexibility inherent in the exclusion of subscription rights is an important instrument for the Company to be able to use the opportunities offered in rapidly changing markets. The issue price for the new shares must be geared to the stock exchange price of the shares already listed and must not differ significantly from the respective current stock exchange price in each case and, in particular, must not fall significantly below it. This ensures that the compensation received for new shares is always adequate to the market, which is in the interest of both the Company and all its shareholders.

The utilization of the Authorized Capital 2020/II with the exclusion of subscription rights results in a reduction of the proportionate interest ratio as well as the proportionate voting ratio of existing shareholders. As far as the new shares are issued for cash, this dilution will — in conformity with the statutory rationale in section 186 (3) sentence 4 AktG — be adequately limited by the fact that the proportionate amount of share capital attributable to shares issued for cash with exclusion of subscription rights from the Authorized Capital 2020/II must not exceed 10 % of the share capital in total. Also to be set off against this limitation is the proportionate amount of share capital attributable to new shares or treasury shares previously acquired by the Company which are issued or sold during the period of validity of this authorization with exclusion of subscription rights in direct, analogous or corresponding application of section 186 (3) sentence 4 AktG and the proportionate amount of the share capital attributable to shares issued or to be issued to satisfy option or conversion rights or discharge option or conversion obligations from bonds, if the bonds are issued during the period of validity of this authorization with exclusion of subscription rights in analogous application of section 186 (3) sentence 4 AktG. This ensures that the upper limit of 10 % mentioned above will not be not exceeded and the financial and voting right interests of the shareholders will be reasonably preserved when exercising thfe Authorized Capital 2020/II with the exclusion of subscription rights. In the case of the utilization of the Authorized Capital 2020/II with the exclusion of subscription rights according to section 186 (3) sentence 4 AktG, shareholders interested in fully maintaining their proportionate interest can always make use of the option to acquire shares of the Company via stock exchanges and therefore at market conditions.

The General Partner may only exercise the aforementioned authorizations to exclude subscription rights with regard to the Authorized Capital 2020/II to the extent that the proportional amount of the total shares issued under exclusion of subscription rights exceeds 10 % of the share capital neither at the time of these authorizations coming into effect nor at the time of the exercise of these authorizations. If, during the period of validity of the Authorized Capital 2020/II until its utilization, other authorizations on the issue or on the sale of shares of the Company or the issue of rights which authorize or bind to the subscription of shares of the Company are exercised and the subscription rights are excluded, such subscription rights will be taken into account with regard to the aforementioned 10 % limit.

Duly taking all circumstances stated herein into account, the Management Board of the General Partner considers the exclusion of subscription rights under the Authorized Capital 2020/II appropriate, necessary, adequate as well as materially justified weighting the interests of the Company and the interests of shareholders for the stated reasons and in consideration of the potential dilutive effect to the disadvantage of the shareholders.

Currently, there are no specific plans for the utilization of the Authorized Capital 2020/I and the Authorized Capital 2020/II. The Management Board of the General Partner will in each case carefully assess whether it should exercise the authorizations to use the authorized capitals and, where necessary, the authorizations to exclude subscription rights. It will only do so if it is in the well-understood interests of the Company and all its shareholders and is reasonable and adequate.

The Management Board of the General Partner will report on every utilization of the authorizations granted under agenda item 8 b) and d) at the respective following General Meeting.

Fresenius Medical Care AG & Co. KGaA

The General Partner

Fresenius Medical Care Management AG

The Management Board

V. FURTHER INFORMATION REGARDING THE CONVENING OF THE ANNUAL GENERAL MEETING

Total number of shares and voting rights

At the time of the convening of the Annual General Meeting, the share capital of the Company is composed of 304,607,990 non-par value shares and consists solely of bearer shares, of which each share grants one vote. Therefore, the total number of voting rights at the time of the convening of the Annual General Meeting amounts to 304,607,990 voting rights. Treasury shares do not entitle the Company to any voting right.

Virtual General Meeting without the physical presence of the shareholders

In accordance with sections 1 (1), (2), (6) sentence 1, (8) sentence 1 of the German Act on Measures in Corporate, Cooperative, Association, Foundation and Housing Law to Combat the Effects of the COVID-19 Pandemic (“COVID-19 Act”), the General Partner has decided, with the consent of the Supervisory Board, that the General Meeting will be held as a virtual General Meeting without the physical presence of the shareholders or their proxies and that the shareholders will cast their votes in particular also by means of electronic communication.

The General Meeting will be held at the Company’s offices in Else-Kröner-Straße 1, 61352 Bad Homburg v.d. Höhe. In order to protect the health of the shareholders and the physically present members of the Supervisory Board and the Management Board of the General Partner, a physical participation of shareholders or their proxies is excluded.

Holding the General Meeting in the form of a virtual General Meeting under the COVID-19 Act results in modifications to the procedures of the General Meeting and to the shareholders’ rights. The entire General Meeting will be broadcast in audio and video on the internet for registered shareholders, shareholders will be able to exercise their voting rights via electronic communication and to issue a power of attorney, shareholders will be given the opportunity to ask questions via electronic communication, and shareholders who have exercised their voting rights will be able to object to resolutions of the General Meeting via electronic communication.

This year, we ask shareholders to pay particular attention to the following information on registering for the General Meeting, on exercising voting rights and on further shareholder rights.

Registering for the General Meeting and exercising shareholder rights

Only those shareholders who have registered with the Company in text form in the German or the English language by the end of 20 August 2020 (24:00 hours CEST), at the latest, at the following address

Fresenius Medical Care AG & Co. KGaA

c/o Computershare Operations Center

80249 Munich

Germany

Telefax: + 49 (0)89 30903-74675

E-Mail: anmeldestelle@computershare.de

and who have provided the Company with evidence of their entitlement to exercise shareholder rights in connection with the General Meeting are entitled to such rights. As evidence of such entitlement, shareholders must, by the end of 20 August 2020 (24:00 hours CEST) at the latest, provide evidence of their shareholding issued by their depositary institution in text form in the German or English language to the aforementioned address referring to the beginning of 6 August 2020 (00:00 hours CEST) (“Evidence Date”).

After receipt of the registration and evidence of shareholding, registered shareholders will receive access cards on which the number of votes and the necessary access data for the internet-based General Meeting and Voting System (Shareholder Portal) are printed.

In order to ensure that the access cards are received in time, we ask shareholders to ensure that they register and send evidence of their shareholding to the Company in good time.

Significance of the Evidence Date

As regards the exercise of shareholder rights in connection with the General Meeting, only those who have provided evidence of share ownership are considered shareholders in relation to the Company. The right of exercising shareholder rights and the extent of the voting rights are solely determined by the shareholding on the Evidence Date. The Evidence Date is not accompanied by a lock on the sale of shares. Even a full or partial sale of the shareholding after the Evidence Date does not affect the voting right and the entitlement to exercise further shareholder rights in connection with the General Meeting. This also applies accordingly to the acquisition of shares after the Evidence Date. Persons who do not hold shares on the Evidence Date and become shareholders only thereafter are entitled to exercise shareholder rights for the shares held by them only to the extent that they are authorized by proxy or otherwise authorized to exercise rights. However, the Evidence Date has no significance for the entitlement to a dividend as this entitlement only depends on the shareholder status on the day of the resolution on the distribution of profits by the Annual General Meeting.

Internet-based General Meeting and Voting System (Shareholder Portal)

For the purpose of conducting the virtual General Meeting, the Company has set up an internet-based General Meeting and Voting System (Shareholder Portal) which enables shareholders and their proxies to exercise shareholder rights in connection with the General Meeting without physically attending the General Meeting.

The Shareholder Portal is available on the Company’s website at www.freseniusmedicalcare.com/en/agm/. Access to the Shareholder Portal requires the entry of access data which will be sent to shareholders or their proxies after proper registration.

Irrespective of the other possibilities for exercising shareholders’ rights in connection with the General Meeting described in detail below, shareholders or their proxies may use the Shareholder Portal to issue powers of attorney and instructions, cast their votes by postal vote, follow the broadcast of the General Meeting on 27 August 2020 and exercise further shareholders rights.

Voting by postal vote

Shareholders may cast their votes by postal vote. Postal votes can either be cast electronically via the Shareholder Portal or by using the proxy and instruction form sent to shareholders with their access card after registration and which will also be available on the Company’s website at www.freseniusmedicalcare.com/en/agm/.

Voting electronically by postal vote via the Shareholder Portal may be carried out until immediately prior to the beginning of the voting process in the General Meeting. Up to this point in time, it is also possible to revoke or amend votes cast via the Shareholder Portal.

Postal votes cast by means of the proxy and instruction form can be sent to the Company by post, fax or e-mail and, for organizational reasons, must be received by the Company at the following postal address, fax number or e-mail address at the latest by the end of 26 August 2020 (24:00 hours CEST):

Fresenius Medical Care AG & Co. KGaA

c/o Computershare Operations Center

80249 Munich

Germany

Telefax: + 49 (0)89 30903-74675

E-Mail: freseniusmedicalcare.hv@computershare.de

If a shareholder exercises his voting rights by postal vote in due time both electronically via the Shareholder Portal and by means of the proxy and instruction form, the electronic voting via the Shareholder Portal will be considered binding regardless of the time of receipt of the postal votes.

Procedure regarding the authorization of third parties

Shareholders may also have their rights in connection with the General Meeting exercised by a proxy, e.g. the depositary bank, an association of shareholders or another person of their choice. If the shareholder authorizes more than one person, the Company can reject one or more of such persons. The issue of the power of attorney, its amendment and revocation as well as the evidence of authorization to be presented to the Company require the text form; intermediaries, shareholders’ associations and voting rights advisors pursuant to section 134a AktG and persons equivalent to them pursuant to section 135 (8) AktG may provide for deviating provisions in case of their authorization.

To authorize third parties, shareholders can use the Shareholder Portal which is also available as an electronic channel for transmitting evidence of the appointment of a proxy to the Company. The granting of a power of attorney, its amendment, its revocation and the evidence of authorization of third parties can be made via the Shareholder Portal until the closure of the General Meeting on 27 August 2020.

To authorize third parties, shareholders can also use the proxy and instruction form which will be sent to shareholders with their access card after registration and which will also be available on the Company’s website at www.freseniusmedicalcare.com/en/agm/. If third parties are authorized by means of the proxy and instruction form, the fully completed form must have been received by the Company for organizational reasons by the end of 26 August 2020 (24:00 hours CEST), at the latest, at the following postal address, fax number or e-mail address:

Fresenius Medical Care AG & Co. KGaA

c/o Computershare Operations Center

80249 Munich

Germany

Telefax: + 49 (0)89 30903-74675

E-Mail: freseniusmedicalcare.hv@computershare.de

If a shareholder grants, amends or revokes authorizations to third parties in due time both electronically via the Shareholder Portal and by means of the proxy and instruction form, the last declaration made electronically via the Shareholder Portal will be considered binding regardless of the time of receipt of the declarations.

Even if a power of attorney is granted, registration and evidence of entitlement must be submitted in due time in accordance with the above provisions. This does not preclude the granting of a power of attorney after registration has been completed.

Even if a third party is granted a power of attorney, votes may be cast exclusively as described above by way of a postal vote or as described below by authorizing and instructing the proxies named by the Company.

Procedure regarding the authorization of proxies named by the Company acting on shareholders’ voting instructions

The Company offers that shareholders may issue powers of attorney to proxies named by the Company who are bound to shareholders’ voting instructions. Such persons are employees of the Company or of an affiliated company who vote on the respective items of the agenda on the basis of authorizations by shareholders and in accordance with the instructions issued by them. The proxies named by the Company are obligated to vote in accordance with the instructions. They cannot exercise the voting rights at their own discretion. To the extent there is no express and unambiguous instruction, the proxies named by the Company will abstain from voting on the respective voting matter.

To issue powers of attorney and instructions to the proxies named by the Company, shareholders can use the Shareholder Portal which is also available as an electronic channel for transmitting evidence of authorization of the proxies named by the Company to the Company. The granting of powers of attorney and instructions, their amendment, their revocation and the evidence of authorization of the proxies named by the Company can be made electronically via the Shareholder Portal until immediately prior to the beginning of the voting process in the General Meeting.

To issue powers of attorney and instructions to the proxies named by the Company, shareholders can also use the proxy and instruction form which will be sent to shareholders with their access card after registration and which will also be available on the Company’s website at www.freseniusmedicalcare.com/en/agm/. If the proxy and instruction form is used, the fully completed form must have been received by the Company for organizational reasons by the end of 26 August 2020 (24:00 hours CEST), at the latest, at the following postal address, fax number or e-mail address:

Fresenius Medical Care AG & Co. KGaA

c/o Computershare Operations Center

80249 Munich

Germany

Telefax: + 49 (0)89 30903-74675

E-Mail: freseniusmedicalcare.hv@computershare.de

If a shareholder grants, amends or revokes powers of attorneys and instructions to the proxies named by the Company in due time both electronically via the Shareholder Portal and by means of the proxy and instruction form, the last declaration made electronically via the Shareholder Portal will be considered binding regardless of the time of receipt of the declarations.

Even if a power of attorney is granted, registration and evidence of entitlement must be submitted in due time in accordance with the above provisions. This does not preclude the granting of a power of attorney after registration has been completed.

Rights of shareholders pursuant to section 278 (3) AktG in connection with sections 122 (2), 126 (1), 127, 131 (1) AktG

Supplements to the agenda at the request of a minority according to section 278 (3) AktG in connection with section 122 (2) AktG

Shareholders whose total combined shares amount to the twentieth part of the registered share capital or the proportionate amount of the share capital of EUR 500,000 (that is equivalent to 500,000 non-par value shares), can request, according to section 278 (3) AktG in connection with section 122 (2) AktG, that items be placed on the agenda and notice thereof be given. For each new item, reasons or a draft resolution must be attached.

Supplemental requests must be received by the Company at least 30 days prior to the Meeting in writing; the day of receipt and the day of the General Meeting are not included in that calculation. Therefore, the last possible date for receipt is 27 July 2020 (24:00 hours CEST). Supplemental requests received after that date cannot be taken into account.

Applicants must provide evidence that they hold the minimum quantity of shares for at least ninety days prior to the day of the receipt of the supplemental request and that they hold the shares until the General Partner’s decision on the supplemental request (section 278 (3) AktG in connection with section 122 (2), (1) sentence 3 AktG).

We ask shareholders to submit any supplemental requests to the following address:

Fresenius Medical Care AG & Co. KGaA

Die persönlich haftende Gesellschafterin

Fresenius Medical Care Management AG

— Vorstand —

Else-Kröner-Straße 1

61352 Bad Homburg v.d. Höhe

Germany

Motions and proposals for election by shareholders according to section 278 (3) AktG in connection with sections 126 (1), 127 AktG

Prior to the General Meeting shareholders may send countermotions to the Company regarding proposals made by the General Partner and/or the Supervisory Board pertaining to a specific item on the agenda. Shareholders may also submit proposals for the election of the auditors. Countermotions and proposals for election to be made accessible that have been received by the Company at the address mentioned below at least 14 days prior to the General Meeting, i.e. until 12 August 2020 (24:00 hours CEST) at the latest, will be made available on the Company’s website to the other shareholders, including the name of the shareholder and any reasons given, at www.freseniusmedicalcare.com/en/agm/. Reasons must be given for countermotions. For proposals for election, however, no reasons need to be given.

Any comments of the management will also be published under the internet address provided above.

Countermotions and proposals for election are to be sent only to

Fresenius Medical Care AG & Co. KGaA

— Investor Relations —

Else-Kröner-Straße 1

61352 Bad Homburg v.d. Höhe

Germany
Telefax: +49 (0)6172 609-2301

E-Mail: hauptversammlung@fmc-ag.com

Countermotions and reasons given do not need to be made accessible under the prerequisites of section 126 (2) sentence 1 AktG. Pursuant to section 126 (2) sentence 2 AktG, the reasons for a countermotion also do not need to be made accessible if they amount to more than 5,000 characters in total. Section 126 AktG applies analogously to the proposal of a shareholder for the election of the auditors pursuant to section 127 AktG.

Proposals for the election of the auditors pursuant to section 127 AktG will moreover only be made accessible if they contain the name, the profession exercised and the residential address of the proposed person or the name and registered office of the proposed legal entity.

The rights of shareholders to submit motions and proposals for elections on agenda items are excluded in accordance with the legal concept of the COVID-19 Act. Countermotions and proposals for election that have been received by the Company at the above address in due time and which are to be made accessible will nevertheless be considered as having been submitted at the General Meeting, provided that they were sent by shareholders who have registered and provided evidence of their shareholding in due time in accordance with the above provisions.

Opportunity to ask questions by way of electronic communication

Pursuant to section 1 (2), (8) sentence 1 of the COVID-19 Act, shareholders are offered the opportunity to submit questions by way of electronic communication. The General Partner has stipulated that any questions must be submitted by electronic means at least two days prior to the Meeting at the latest. The General Partner will decide which questions to answer and how to answer them according to its dutiful, free discretion.

Shareholders who have registered for the General Meeting may submit their questions to the Company until 24 August 2020 (24:00 hours CEST) at the latest via the Shareholder Portal by using the input facility provided there for this purpose.

In the context of answering questions also the name of the shareholder or proxy submitting the question may be disclosed.

Further explanations on the rights of the shareholders under section 278 (3) AktG in connection with sections 122 (2), 126 (1), 127, 131 (1) AktG

Further explanations on the rights of the shareholders under section 278 (3) AktG in connection with sections 122 (2), 126 (1), 127, 131 (1) AktG are available on the Company’s website at www.freseniusmedicalcare.com/en/agm/.

Opportunity to object to resolutions of the General Meeting

Shareholders who have exercised their rights to vote are given the opportunity to object to resolutions of the General Meeting. If votes have been cast, corresponding declarations can be submitted via the Shareholder Portal as of the opening of the General Meeting and are possible until the Chairman of the Meeting closes the General Meeting.

Availability of documents

The following documents and the further information to be made available pursuant to section 278 (3) AktG in connection with section 124a AktG are available on the Company’s website at www.freseniusmedicalcare.com/en/agm/:

1)                 the annual financial statements and consolidated group financial statements approved by the Supervisory Board for fiscal year 2019;

2)                 the management reports for Fresenius Medical Care AG & Co. KGaA and the consolidated group for fiscal year 2019 including the non-financial declaration for the group;

3)                 the report by the Supervisory Board of Fresenius Medical Care AG & Co. KGaA for fiscal year 2019;

4)                 the report by the General Partner on the information pursuant to sections 289a, 315a HGB;

5)                 the General Partner’s proposal on the allocation of distributable profit;

6)                 the annual report for the Fresenius Medical Care group for fiscal year 2019 which contains the Report on Corporate Governance including the Remuneration Report as well as the Declaration on Corporate Governance for fiscal year 2019;

7)                 a description of the Compensation System 2020+ for the members of the Management Board of the General Partner;

8)                 a description of the current and, as proposed under agenda item 7, the future remuneration for the members of the Supervisory Board;

9)                 the written report of the General Partner regarding agenda item 8;

10)               a marked version of the Company’s Articles of Association in which the amendments to the Articles of Association proposed under agenda items 7, 8 and 9 are identified.

Audio and video broadcast

The General Meeting will be broadcast in full in audio and video on 27 August 2020 from 10:00 hours CEST for registered shareholders via the Shareholder Portal. The broadcast of the introductory remarks by the Chairman of the Meeting and the speech by the chairman of the Management Board of the General Partner can be followed by the interested public on 27 August 2020 from 10:00 hours CEST on the Company’s website at www.freseniusmedicalcare.com/en/agm/ without requiring access to the Shareholder Portal and thus prior registration for the General Meeting.

Hof an der Saale, July 2020

Fresenius Medical Care AG & Co. KGaA

The General Partner

Fresenius Medical Care Management AG

The Management Board

Information for holders of American Depositary Receipts (ADR) regarding the Annual General Meeting

— ISIN: US3580291066 // CUSIP: 358029106 —

Holders of ADRs will generally submit their voting instructions to The Bank of New York Mellon Corporation, which, in its capacity as Depositary Bank, will try, as far as practically possible, to exercise the voting rights subject to German law and the provisions of the Articles of Association and according to the instructions provided by the holders of ADRs. However, the Depositary Bank and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. Guidelines as to the exercise of voting rights by means of “Proxy Voting” can be found in the materials of the General Meeting, which will be sent to the holders of ADRs. Voting instructions must be received by The Bank of New York Mellon Corporation by 17 August 2020 (prior to 17:00 hours New York Time) at the latest.

The custodian banks are advised of the separate publications in the German Wertpapier-Mitteilungen.

Hof an der Saale, July 2020

Fresenius Medical Care AG & Co. KGaA

The General Partner

Fresenius Medical Care Management AG

The Management Board

Privacy Notice

1.                                      Controller, categories of processed data and purposes of data processing

Fresenius Medical Care AG & Co. KGaA, Else-Kröner-Straße 1, 61352 Bad Homburg v. d. Höhe, Germany (the “Company”), email: ir@fmc-ag.com, processes personal data (in particular name, first name, address, email address, number of shares, type of ownership of shares, number of the access card, and voting, and, as the case may be, name, first name and address of a proxy authorized by the respective shareholder) as controller in accordance with applicable data protection laws to enable shareholders to exercise their rights in the context of the virtual General Meeting. If shareholders or proxies contact the Company, the Company also processes the personal data necessary to respond to any requests (for example the contact data provided by the shareholder or proxies, such as email address or telephone number). If applicable, the Company also processes personal data relating to questions, countermotions, election proposals and requests of shareholders or proxies in the context of the virtual General Meeting.

If shareholders or proxies make use of the opportunity to submit questions in advance of the virtual General Meeting via the shareholder portal and these questions will be answered, this will — in general — be done by stating their names, which may be taken notice of in the virtual General Meeting. In the course of submission of questions, the shareholders or proxies have the opportunity to object that their names are stated.

2.                                      Legal basis for data processing

The legal basis for the processing are Art. 6 (1) sentence 1 lit. c) as well as Art. 6 (1) sentence 1 lit. f) of the General Data Protection Regulation (“GDPR”).

3.                                      Categories of recipients of personal data, data sources and retention period

The Company and, respectively, the service providers of the Company that are engaged in the context of the virtual General Meeting receive the personal data of the shareholders or proxies from the registration office, which receives the data either from the shareholders or proxies themselves or from the depositary banks of the shareholders. The service providers engaged by the Company receive only personal data from the Company that are required to provide the requested services, and process data only based on instructions by the Company. Additional personal data relating to questions, countermotions, election proposals and requests of shareholders or proxies may also be collected in the context of the virtual General Meeting. In addition, personal data will be made available to shareholders and proxies in with the context of the virtual General Meeting within the framework of statutory provisions. The personal data will be stored by the Company in accordance with legal obligations and for the avoidance of potential liability risks and will be deleted afterwards.

4.                                      Rights of data subjects and contact details of the data protection officer

In accordance with the statutory provisions, shareholders and proxies are at any time entitled as data subjects to exercise their rights of access, of rectification, of restriction, of objection and of erasure regarding the processing of their personal data and are also entitled to exercise their right to data portability in accordance with chapter III of the GDPR. Shareholders and proxies can assert these rights towards the Company free of charge via the contact details indicated above or directly vis-à-vis the data protection officer: Fresenius Medical Care AG & Co. KGaA, Mr. Giovanni Brugugnone, Else-Kröner-Straße 1, 61352 Bad Homburg v. d. Höhe, Germany, email: Datenschutzbeauftragter@fmc-ag.com. In addition, shareholders have the right to lodge a complaint with a supervisory authority pursuant to Art. 77 GDPR.

Further information regarding the processing of personal data of shareholders or proxies in the course of the use of the shareholder portal are available on the shareholder portal.